

ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com




05006585


SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH, D.C. 202 SECTION

March 8, 2005

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

March 7, 2005 – Year End 2004 Conference Call and Webcast Presntation

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

3/21

ADVANTAGE



Advantage Energy Income Fund

2004 Year End

Conference Call and Webcast

March 7, 2005

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ADVANTAGE

Cash Available for Distribution*

($ per Unit)


$0.72
$0.79
$0.77
$0.75
$0.75
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004

*Cash flow from operations net of debenture interest

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ADVANTAGE

Payout Ratio vs Taxability



120%
110%
100%
90%
80%
70%
60%
50%
40%
30%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23
2005 Payout Ratio
2004 Taxable Portion
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Source: CIBC World Markets

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ADVANTAGE

Production

(boe/d)

- Lower exit rate than anticipated due to:
  - Flush production declines on 2004 drilling
  - Significant delays in bringing on new production



10,787
2,828
7,959
12,361
2,756
9,605
16,949
4,084
12,865
23,000
7,500
15,500
2002
2003
2004
2004 Exit
Natural Gas
Crude Oil & NGLs

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ADVANTAGE

Crude Oil Pricing

Crude oil and NGLs, net of hedging (Cdn$/bbl)

- Q4 lower due to:
  - $Cdn/$US exchange rate
  - High differentials on medium grade crude oil



$38.14
$40.93
$45.36
$51.20
$47.05
$46.58
WTI $31.04
WTI $35.15
WTI $38.31
WTI $43.88
WTI $48.28
YTD 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
YTD 2004

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ADVANTAGE

Crude Oil Hedging Program



WTI (US$/bbl)
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$25.90
$26.06
$31.04
$41.40
$52.11 (1)
$56.75 (2)
$47.00
Fixed price - 1,750 bbls/d
Costless Collar - 1,750 bbls/d
2001
2002
2003
2004
2005
2005

(1) April – September 2005

(2) April – October 2005

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ADVANTAGE

2004 Capital Program

	Cost ($millions)	Reserve Additions mmboe	$/boe*
Acquisitions	$ 380.9	29.1	$ 13.05
Drilling program	107.9	8.2	$ 13.18
Disposition	(6.5)	(0.5)	$ (13.16)
Net additions	$ 482.3	36.8	$ 13.12

- Drilling program replaced 116% of production

*excluding future development capital

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ADVANTAGE

Oil & Natural Gas Reserves Analysis

(Pro forma fully diluted Units outstanding)


Total Reserves
82,951
51,180
53,271
2002
2003
2004
Oil & NGLs
Natural Gas
mboe
Reserves per Unit
1.30
1.52
1.58
NI 51-101
1.21
1.28
Inception
2001
2002
2003
2004
boe/Unit
Bank Debt &
Working Capital
$2.27
$2.29
$2.25
2002
2003
2004
$/boe of reserves

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ADVANTAGE

2005 Sensitivities – April to September

Monthly Cash Flow per Unit (net of debenture interest)
Based on Guidance

		WTI Oil US$/bbl		
		$42.00	**$48.00**	**$52.00**
NYMEX Gas US$/mcf (C$/mcf)	**$6.00** (C$6.34)	$0.29	$0.30	$0.31
	$7.00 (C$7.57)	$0.31	$0.32	$0.33
	$8.00 (C$8.81)	$0.32	$0.33	$0.34

$Cdn/$US = $0.81

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ADVANTAGE

Visit our Website

www.advantageincome.com

The information in this presentation contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

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